*** GRAPHON LETTERHEAD ***

September 29, 2005

Mark P. Shuman
Branch Chief—Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Room 4561
Washington, D.C. 20002

  RE:
  GraphOn Corporation
  Amendment Number 1 to Form S-1
  Filed August 10, 2005
  File No. 333-124791

  Supplemental response dated August 10, 2005 to comment on
  Form 10-Q for the Fiscal Quarter Ended March 31, 2005
  Filed on May 23, 2005
  File No. 0-21683

Dear Mr. Shuman:

We are filing, via EDGAR, Amendment No. 2 to the above referenced Registration Statement. We are sending the Staff under separate cover five copies of the Registration Statement in paper format marked to indicate changes from the prior filing.

Please find below responses to the questions you raised in your comment letter of September 6, 2005. Should you have any further follow-up questions to these, or other items, kindly contact me and I will provide you with responses as quickly as possible. I have listed your questions in the order they were raised, each one followed by the applicable response.

Amendment No. 1 to Form S-1

Certain Transactions

1.
With respect to prior comment one from our last letter, please tell us the exemption from registration relied upon with respect to the sale by Mr. Wesinger that is referenced in your response. Also, describe the facts relied upon that led the company to conclude that the exemption was available.

        On June 24, 2005, Ralph Wesinger sold 1,000,000 of the 4,963,158 shares of our common stock that he had received from us on January 31, 2005 in connection with our acquisition of NES to an institutional investor in reliance upon the so-called "Section 4(1-1/2)" exemption. This institutional investor, which manages in excess of $3.6 billion of assets (according to its website), is not affiliated, directly or indirectly, with our company or any of our officers or directors. We have been advised by Mr. Wesinger that such institutional investor is not affiliated, directly or indirectly, with Mr. Wesinger, that the purchase price that such institutional investor paid for Mr. Wesinger's shares was negotiated directly with Mr. Wesinger on an arms-length basis, and that such institutional investor purchased Mr. Wesinger's shares for investment and not with a view to their public distribution.

Financial Statements

2.
Please update the financial statements pursuant to Rule 3-12 of Regulation S-X. Also, please include currently dated consents of independent accountants in the next amended registration statement.

        The financial statements in the Registration Statement have been updated pursuant to Rule 3-12 of Regulation S-X. Reference is made to Exhibits 23.1 and 23.2 for the currently dated consents of the Independent Registered Public Accounting Firms.

Item 15. Recent Sales of Unregistered Securities

3.
We note your response to prior comment four requesting that you describe more precisely the nature of the transaction and aggregate amount or value of the non-cash consideration received for the 9,599,993 share issuance on January 31, 2005. Please advise us as to the precise mechanics of this agreement allowing partial credit against the price of your securities.

        On December 10, 2004, we entered into an agreement with AIGH Investment Partners, LLC (AIGH), an affiliate of a principal stockholder of our company (Orin Hirschman), to reimburse AIGH up to $665,000, as well as its legal fees and expenses, if it was able to settle certain third party litigation against NES and certain of its affiliates.

        On February 2, 2005, we issued and sold to certain individuals and entities, including AIGH, (i) an aggregate of 148,148 shares of our Series A preferred stock at a price of $27.00 per share and (ii) five-year warrants to acquire an aggregate of 74,070 shares of our Series B preferred stock at an exercise price of $40.00 per share, for an aggregate purchase price of $3,999,996. AIGH purchased 30,368 of such shares and 15,184 of such warrants, respectively, for an aggregate purchase price of $819,936. As we were then contractually obligated to reimburse $665,000 to AIGH, AIGH having theretofore advanced that sum on our behalf to settle the aforementioned third party litigation, we credited that sum on a dollar-for-dollar basis, against AIGH's purchase price of $819,936, leaving a balance of $154,936, which was paid to us by AIGH in cash.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005
Note 3. 2005 Private Placement, Page 6

4.
We note that you do not believe that a beneficial conversion feature existed because the holders of the preferred stock did not have the option to convert their shares. Tell us what authoritative literature you relied upon to make this determination. That is, clarify why you believe that the preferred stock is not within the scope of EITF 98-5 and 00-27. Also, since it appears that the preferred stock is not a "conventional convertible debt instrument", that you may be within the scope of EITF 00-19. See paragraph 4 of EITF 00-19. If so, the instrument must satisfy the conditions outlined in paragraph 12 to 23 of EITF 00-19 to avoid a classification as a liability.

        We believe that two essential criteria of a convertible security are the ability of the holder to determine whether or not to exercise its conversion feature and, if the holder determines to do so, the time of such exercise. We respectfully submit that the attributes of the Preferred Stock sold in the 2005 Private Placement do not satisfy these criteria.

        We initially note that in formulating the terms of the 2005 Private Placement, neither we nor the prospective investors contemplated the issuance and sale of shares of our Preferred Stock. Our issuance and sale of Preferred Stock was occasioned solely by our lack of sufficient authorized but unissued shares of Common Stock to achieve our desired aggregate cash proceeds at the negotiated per share price. The terms of the Preferred Stock were structured in such a manner as to provide for their automatic conversion into shares of our Common Stock at a fixed exchange ratio upon the first availability of an adequate number of newly authorized but unissued shares of Common Stock.

        We note in this regard that the voting attributes of the Preferred Stock were expressly limited to a single vote on a proposal to amend our certificate of incorporation to increase the number of our authorized shares of Common Stock. While the combined weighted voting power of the Preferred Stock was sufficient to approve such an amendment, the convening of a shareholders' meeting to consider and vote upon such a proposal was left solely to our discretion. Additionally, we note that a holder of the Preferred Stock that voted against the amendment would be forced to convert their shares if the amendment was approved.

        In view of the foregoing facts, we do not believe that the attributes of our Preferred Stock are analogous, generally, to a convertible security, with the resultant consequence being the inapplicability of the guidance contained in ETIF 98-5.

        We have reviewed EITF 00-27 and do not believe that the Preferred Stock is subject to the guidance set forth therein, particularly in regard to the Issues that appear in Part II. Specifically, we note that the Preferred Stock's conversion feature was not optional, it was mandatory for all preferred stockholders upon the approval for the amendment to our Certificate of Incorporation whether or not an individual preferred stockholder voted for it, and, by virtue of the special voting rights discussed above, we believe there was no contingency surrounding the stockholders approving the amendment.

        We have reviewed paragraphs 12 to 23 of EITF 00-19 and believe that the Preferred Stock satisfies the conditions to avoid classification as a liability. Specifically, we note the private placement does not provide for net cash settlement, there is no requirement to deliver registered shares and, as noted above, we were not required to obtain shareholder approval to increase the number of authorized shares.

        Please do not hesitate to contact me at 831-475-3032, or Bob Dixon, GraphOn Controller, at (831) 475-3018 if you have any questions or comments.

Sincerely,

/s/ WILLIAM D. SWAIN William D. Swain Chief Financial Officer
cc:
Ira I. Roxland, Esq.
Sonnenschein, Nath & Rosenthal LLP
1221 Avenue of the Americas, 24th floor
New York, NY 10020
(212) 768-6700 ph
(212) 768-6800 fx